Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

OLD SECOND BANCORP, INC.

(Pursuant to 8 Del. C. Section 242)

Old Second Bancorp, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that the proposed amendment be considered at the next annual meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this Corporation be amended to remove the retirement age from Article X(B) of the Certificate of Incorporation, by deleting the provision: “Provided, and notwithstanding anything contained in this Paragraph B to the contrary, no person shall be elected to serve, or continue to serve, as a director of this Corporation after having attained age 70. Any individual who was previously elected as a director of this Corporation who thereafter attains age 70 shall no longer serve as a director, and, upon attaining age 70, such individual shall be deemed, effective at such time, to have resigned his/her directorship thereby creating a vacancy.”

Accordingly, as amended, said Paragraph B of Article X shall be and read in its entirety as follows:

“B. The directors shall be divided into three classes: Class I, Class II and Class III. Such classes shall be as nearly equal in number as possible.  The term of office of the initial Class I directors shall expire at the annual meeting of stockholders in 1987; the term of office of the initial Class II directors shall expire at the annual meeting of stockholders in 1988; and the term of office of the initial Class III directors shall expire at the annual meeting of stockholders in 1989; or thereafter when their respective successors in each case are elected and qualified.  At each annual election held after 1986, the directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the directors they succeed and shall be elected for a term expiring at the third succeeding annual meeting or thereafter when their respective successors in each case are elected and qualified. Any director elected to a particular class by the stockholders or directors shall be eligible, upon resignation, to be elected to a different class.”

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Old Second Bancorp, Inc. has caused this certificate to be signed by its duly authorized officer this 21st day of May, 2019.

OLD SECOND BANCORP, INC.
By:	/s/ James L. Eccher
James L. Eccher
President and Chief Executive Officer